UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-22888

Investment Company Act File Number

Wildermuth Fund

(exact name of registrant as specified in its charter)

Delaware	46-435-7531
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

Strathvale house, 3rd Floor, PO BOX 30847 90 North Church Street
George Town, Grand Cayman, KY1-1204 Cayman Islands	32082
(Address of principal executive offices)	(Zip Code)

+1(345) 623-9900

(Registrant's telephone number)

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholders under Rule 30e-1. The Registrant’s most recent semi-annual period ended September 30, 2025.

The Registrant has concluded that it will not be able to complete the preparation of the Fund’s unaudited semi-annual financial statements for the fiscal period ended September 30, 2025 prior to December 9, 2025, due principally to the delay in completion of the Fund’s audited financial statements and annual report for the fiscal year ended March 31, 2025. The Fund changed its independent registered public accounting firm for the March 31, 2025 annual audit, which has caused a delay in preparing the Fund’s audited financial statements and therefore, the Fund’s unaudited, semi-annual financial statements for the fiscal period ended September 30, 2025, are also delayed.

The Registrant’s Board of Trustees, including the Audit Committee, is working with management on completing the annual report and the semi-annual report, however, the semi-annual report will not be complete as of a date necessary for the Registrant to meet its current filing obligations. As a result, and while the Registrant’s Board of Trustees believes that the semi-annual report will be completed, it is not possible for the Registrant to transmit to shareholders its semi-annual report for the period ended September 30, 2025 (the “Semi-Annual Report”) or to file Form N-CSR for the period ended September 30, 2025 (“Form N-CSR”) within the prescribed timeframes.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. In light of the facts and circumstances described above, it is impractical for the Registrant to file Form N-CSR by December 9, 2025. The Registrant respectfully requests that the date for filing of the Form N-CSR for the period ended September 30, 2025 be extended to January 28, 2026.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors. The Registrant will adhere to the following requirements as a condition to the relief requested hereby:

1.	The Fund is in liquidation pursuant to a Plan of Liquidation (the “Plan”) adopted by the Fund’s Board of Trustees in June 2023. Additionally, as of June 22, 2023, the Fund suspended sales and quarterly repurchase offers through the final distribution of the Fund’s assets pursuant to the Plan.

2.	The Fund will not make a final distribution pursuant to the Plan until after its audited and semi-annual unaudited financial statements are available and filed with the SEC.

3.	The Fund will make appropriate disclosure, through a supplement to its prospectus and will promptly place the supplement on the Fund’s website landing page with a link thereto.

PART II

OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

Karen Aspinall

Practus, LLP

11300 Tomahawk Creek Parkway, Suite 310

Leawood, Kansas 66211

949.629.3928

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

WILDERMUTH FUND

By:	/s/ Mitchell Mansfield
Mitchell Mansfield, CEO

Date:	December 10, 2025